Exhibit 99.(k)(13)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 25th day of January, 2023 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Credit Opportunities Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding acquired fund fees and expenses, distribution-related expenses, interest expense, taxes, expenses related to litigation and potential litigation, investment expenses (such as fees and expenses of outside legal counsel or third-party consultants, due diligence-related fees, and other costs, expenses and liabilities with respect to consummated and unconsummated investments) and extraordinary expenses, to an annual rate of 1.50% for the Fund.

2.	This Agreement will be effective from May 1, 2023 through April 30, 2024. This Agreement may be terminated only by the Board of Trustees of the Fund upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord, Abbett & Co. llc

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Member and General Counsel

Lord Abbett Credit Opportunities Fund

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Vice President and Secretary